Exhibit 99.1

Tidal Provides Corporate Update

Vancouver, British Columbia (October 18, 2019) – Tidal Royalty Corp. (CSE: RLTY.U |OTC: TDRYF) (“Tidal” or the “Company”) is pleased to provide an update further to the executed business combination agreement with MichiCann Medical Inc. (operating as Red White & Bloom) (“MichiCann”).

The transaction with MichiCann is steadily and strategically moving forward, staying true to the original overall strategy, which is to achieve critical mass within our target markets, while rapidly and aggressively expanding in the U.S. cannabis and CBD business.

We want to assure our shareholders that we are continuing to closely monitor public market conditions, drawing on our own experience in capital market strategy and seeking the advice of many seasoned capital markets veterans to identify the appropriate time to close the MichiCann amalgamation transaction.

We are also pleased to provide the following operational and production updates from MichiCann:

OPERATIONAL UPDATES

•MichiCann’s investee in Michigan (“Investee”), now possesses 17 dispensary (provisioning center) licenses, and is strategically moving toward its goal of 25  licenses by year-end;

•Investee has obtained over 20 Class C grow licenses (each covering 1500 plants);

•Adding this month (through acquisition), Investee’s near-term cultivation capacity will include a fully operational 28,000 sq.  ft. indoor cannabis grow operation;

•Investee will extend Michigan’s outdoor growing season with new self-contained year-round pods, providing additional immediate growing space without significant new construction costs and timelines;

•MichiCann continues to negotiate definitive agreements for a California acquisition, additional details will be provided as negotiations progress;

•MichiCann has signed a term sheet for USD$50 million (approximately CAD$66 million) in debt financing. Proceeds from this will be used to replace the previously reported USD$27 million bridge loan, provide additional capital to complete the previously announced Illinois facility purchase, and for additional expansion capital;

•MichiCann has successfully launched its 1Kure brand in 10 of its operating stores in Michigan, and its marketing team has been busy behind the scenes developing a fulsome modern brand strategy that includes Red White & Bloom branded CBD products that will elevate current verticals in fitness, beverages, wellness, pain management, men’s grooming and pet care; and

•Brad Rogers, the CEO of MichiCann has been invited to be a keynote speaker at the prestigious, invite-only BrandWeek CMO conference in Palm Springs, being held from November 3rd – 6th. He will be speaking about purpose-driven CBD and representing the only company in the cannabis space among other top brands in the U.S., that include, Johnson & Johnson, Heineken, Sephora and Target.

PRODUCTION UPDATES:

Pictures from the Illinois facility

(https://market-alert.com/red-white-and-bloom/ )

The pictures above show how quickly MichiCann has been able to convert its facility into CBD production, with roughly 2.5 million sq. ft. now growing legal, high yield CBD strains. MichiCann has been working closely with staff in Illinois for the past three months, whom have quickly adapted to a new crop, and have been able to grow outstanding strains for live resin extraction and whole flower.

We wish to thank our shareholders for their continued patience and support as we work to execute our strategy.

For further information, please contact:
Tidal Royalty Corp.

Theo van der Linde, Chief Financial Officer & Director
Phone: 604-687-2038

Cautionary Note Regarding Forward-Looking Information and Statements

Forward-Looking Information: This news release includes certain statements that may be deemed “forward-looking statements”. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this News Release. Actual results could differ materially from those currently anticipated due to a number of factors and risks including various risk factors discussed in the Company’s disclosure documents which can be found under the Company’s profile on www.sedar.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.